For Immediate Release

Nordion Reports TheraSphere® Phase II Clinical Trial Results at Society of Interventional Radiology
Preliminary analysis shows treatment is well-tolerated and consistently delivered to patients with metastatic liver cancer

OTTAWA, CANADA – March 28, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today shared results from the first multi-site, Phase II clinical trial to evaluate TheraSphere® for treatment of metastatic liver cancer.

The trial evaluated a variety of factors, including safety and tumour response, in patients with liver metastases—cancerous tumours that spread to the liver from other sites in the body.  The overall tumour response, including stable disease, was 90% in metastatic neuroendocrine tumours and 69.2% in all treatment groups.

Initial analysis of the trial data led the researchers to suggest that TheraSphere is a safe, well-tolerated treatment for patients with liver metastases. The study yielded remarkably consistent results across all the centres.

Dr. Riad Salem of Northwestern University in Chicago, IL, presented the findings yesterday at the annual scientific meeting of the Society of Interventional Radiology (SIR) in Chicago. The Global Principal Investigator was Dr. Al Benson III of Northwestern. The trial ran from 2007 to 2011 and involved 151 patients at the following five institutions:

•	Northwestern University, Chicago, IL
•	Albany Medical Center, Albany, NY
•	Johns Hopkins University, Baltimore, MD
•	Mayo Clinic, Rochester, MN
•	Medical College of Wisconsin, Milwaukee, WI

“We are extremely pleased with the consistency of the results across all treating institutions,” said Dr. Peter Covitz, Nordion’s Senior Vice-President of Innovation. “This study will inform future development plans for TheraSphere.”

About TheraSphere
TheraSphere is a liver cancer therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter) containing radioactive yttrium-90 (Y-90). The product is injected by physicians into the main artery of the patient’s liver through a catheter, which allows the treatment to be delivered directly to the tumour via blood vessels.

TheraSphere treatment can generally be administered on an outpatient basis and does not usually require an overnight hospital stay. TheraSphere, 100% reimbursed by Medicare and many commercial health insurers, is used to treat patients with unresectable hepatocellular carcinoma (HCC) and can be used as a bridge to surgery or transplantation in these patients. It can also be used to treat primary liver cancer patients with portal vein thrombosis. TheraSphere is approved by the U.S Food and Drug Administration (FDA) under a Humanitarian Use Device (HUD) exemption. HUD approvals are based on demonstrated safety and probable clinical benefit. However, effectiveness of the indication for use has not been established.

Common side effects include mild to moderate fatigue, pain and nausea for about a week. Physicians describe these symptoms as similar to those of the flu. Some patients experience some loss of appetite and temporary changes in several blood tests. For details on rare or more severe side effects, please refer to the TheraSphere package insert at www.nordion.com/therasphere.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
MEDIA:
Shelley MacLean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

Kirsten Fallon
Schwartz Communications
(781) 684-0770
Nordion@Schwartzcomm.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion